Mail Stop 0308

 February 17, 2005

via U.S. mail and facsimile

James V. Mahoney
President and Chief Executive Officer
DPL Inc.
1065 Woodman Drive
Dayton, OH 45432

	RE:      DPL Inc.
		Dayton Power and Light Company
		Forms 10-K for the fiscal year ended December 31, 2003
		Filed November 5, 2004

Forms 10-Q for the quarters ended March 31, 2004, June 30, 2004, and
September 30, 2004
		File Nos. 1-9052
    1-2385

Dear Mr. Mahoney:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2003

Consolidated Statement of Cash Flows, page 43

1. Please explain your basis under GAAP for classifying investments with maturities between three months and one year as cash on your statement of cash flows. Specifically tell us how this treatment complies with paragraphs 7-10 of SFAS 95.

Note 1. Summary of Significant Accounting Policies and Overview

Financial Instruments, page 52

2. We note that the private equity funds in which you own a limited partnership interest and which you account for under the equity method incurred a net loss of $359 million for the twelve months ended September 30, 2003. Based on your ownership interest, please supplementally reconcile this loss to the investment loss of $6.6 million for equity method investments you reported on page 52. Further, we assume the private equity funds` financial information as of December 31, 2003 was available when you filed your Form 10-K in
November 2004. As such, please explain your rationale in using September 30, 2003 financial information as opposed to December 31,
2003 information.  We may have further comment.

Note 13. Business Segment Reporting, page 76

3. In response to our comment letter dated June 27, 2003, you stated
that the activities of DPL Energy, LLC, are not considered to be an
operating segment as defined by SFAS 131. However, we note that other utilities within your jurisdiction separate their business into regulated and competitive energy services segments.  As such, we are
unclear as to why the majority of your peers jurisdictionally and nationally consider each business to be an operating segment as
defined in paragraph 10 of SFAS 131 and you do not.   Please
address
each of the sub-paragraphs of the above cite in explaining the business reason(s) for the disparate treatment. In doing so, please specifically explain how management evaluates the profitability of DPL Energy, LLC. Finally, please cite examples of other utilities that include competitive energy services businesses and regulated utility operations within one segment.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Sarah Goldberg, Staff Accountant, at (202)
942-
1889, or me at (202) 942-1885 if you have questions regarding comments on the financial statements and related matters.

							Sincerely,


							Jim Allegretto
							Senior Assistant Chief
Accountant



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Mr. Mahoney
DPL Inc.
February 17, 2005
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